Filed by Cohen & Steers Global Income Builder, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Infrastructure Fund, Inc.

Commission File No. 333- 232396

Your Response is Urgently Needed.

Dear Valued Cohen & Steers Global Income Builder, Inc. Stockholder:

As a stockholder in Cohen & Steers Global Income Builder, Inc. (the “Fund”), I am writing today to personally ask for your help with the Fund’s stockholder proxy that has been underway for the last few months. The Special Meeting of Stockholders for the Fund has been adjourned to permit stockholders additional time to vote regarding the proposal to approve an Agreement and Plan of Reorganization to reorganize the Fund with and into Cohen & Steers Infrastructure Fund, Inc. (the “Plan”). The Board of Directors has approved the proposed Reorganization and recommends that stockholders approve the Plan proposal.

You are an important stockholder of the Fund and your vote is critical. The next stockholder meeting is scheduled for Friday, December 6, 2019.

Voting now will allow us to complete the business of the Adjourned Special Meeting of Stockholders without delay. If you need assistance voting your shares, please call Cohen & Steers’ proxy solicitor, Broadridge, toll-free at 1-855-486-7901.

The Fund offers three easy methods for you to vote:

VOTE ONLINE	VOTE BY MAIL	VOTE BY PHONE

Visit www.proxyvote.com and enter the control number that appears on your proxy card. Follow the on-screen prompts to vote.	Return the executed proxy card in the postage-paid envelope provided so it is received before December 3, 2019.

Call 1-855-486-7901 Monday through Friday, 9:00am to 10:00pm, Eastern Time to speak with a proxy analyst.

OR

If you have your proxy materials, call the number listed on your proxy card and follow the touch-tone prompts to vote.

On behalf of your Board of Directors, thank you for your cooperation and partnership.

Sincerely,

Adam Derechin President of the Funds